This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

November 8, 2006

Item 3.

Press Release

November 8, 2006, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation announces its third quarter results for the three and nine months ended September 30, 2006 and 2005. Overall, Q3 2006 continued to trend according to management's expectations.  During the quarter, Carmanah achieved record revenues of $17,510,103, which represents growth of 44% over Q3 2005 at $12,195,908 and 11% over Q2 2006 at $15,844,155.  The Company also booked a record $17,191,817 in sales orders and held a significant sales order backlog of $6,363,008 going into Q4 2006.  In addition, gross margins improved from 33.8% in Q2 2006 to 34.7% in Q3 2006 and operating expenses declined as a percentage of sales from 31% in Q2 2006 to 30.2% in Q3 2006.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 8th day of November 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Wednesday, November 8, 2006

(No.2006-11-19)

CARMANAH ANNOUNCES FINANCIAL RESULTS FOR Q3 2006

Victoria, British Columbia, Canada – Wednesday, November 8, 2006 - Carmanah Technologies Corporation (TSX: CMH) is pleased to announce its third quarter results for the three and nine months ended September 30, 2006 and 2005.

Highlights for the quarter:

•

Record Q3 2006 revenues of $17,510,103, representing a 44% increase over Q3 2005 revenues of $12,195,908 and 11% over Q2 2006 revenues of $15,844,155.

•

Record 2006 year-to-date revenues at $46,048,027, representing a 95% increase over the same nine-month period in 2005.

•

Record Q3 2006 orders booked of $17,191,817.

•

Sales order backlog of $6,363,008 carrying over into Q4 2006.

•

Gross margin at 34.7% for Q3 2006 and 34.3% for the nine months ended Sept 30, 2006.

•

Record Q3 2006 EBITA in the amount of $1,061,884 representing an increase of 37% over Q2 2006 at $773,025 and 62% over Q3 2005 at $657,200.

•

Record 2006 year-to-date EBITA of $1,963,157 representing a 39% increase over the same period last year.

•

Q3 2006 net earnings in the amount of $336,505, compared to Q2 2006 net earnings of $123,543 and net earnings of $222,470 in Q3 2005.

Summary of Results

Overall, Q3 2006 continued to trend according to management's expectations.  During the quarter, Carmanah achieved record revenues of $17,510,103, which represents growth of 44% over Q3 2005 at $12,195,908 and 11% over Q2 2006 at $15,844,155.  The Company also booked a record $17,191,817 in sales orders and held a significant sales order backlog of $6,363,008 going into Q4 2006.  In addition, gross margins improved from 33.8% in Q2 2006 to 34.7% in Q3 2006 and operating expenses declined as a percentage of sales from 31% in Q2 2006 to 30.2% in Q3 2006.

“While revenues continued to grow, Carmanah's management has also been investing significant time developing operational infrastructure,” stated Carmanah’s CEO, Art Aylesworth.  “These changes will enable the Company to scale with the objectives of its five-year business plan.”

Q3 2006 saw some significant sales achievements.  The highlight was the receipt and substantial delivery of a $2.6M order for 16 complete A704-5 wirelessly-controlled, solar-powered LED airfield lighting systems for a large general aviation lighting project.  Management anticipates that the trend towards larger orders will continue as the uptake from mainstream buyers increases across all vertical markets and the receptive audience for our technology becomes more widespread.

Management is also seeing growth opportunities for the sales of our solar power systems across a wide range of industrial sectors.  With new enabling programs coming on-stream in various jurisdictions and the increasing applications for “off-grid” solar powered solutions, Carmanah’s Solar Power Systems Group is well positioned with its diverse technologies and multiple regional locations.  In Q3 2006, Carmanah reinforced its position as a leading solar power systems integrator with the unveiling of Canada’s largest solar power systems installation at Exhibition Place in Toronto, Ontario.  The Company was also contracted in Q3 2006 to supply Canada’s largest building-integrated solar power system in British Columbia.

In Q3 2006, the performance of Carmanah’s LED Sign Group fell short of expectations.  In response, management has initiated new directives targeting faster and more innovative product development and cost competitiveness as this sector sees increased opportunity and competition.  Once implemented, management is confident that the division will be better positioned to capitalize on the growing market for solid state illuminated signage.

Beyond the details of this quarterly report, management is very pleased with the amount of opportunity presenting itself across all of Carmanah's business groups.  The demand for solar-based and energy-efficient technologies is growing at an unprecedented rate.  “All of the primary drivers, from environmental objectives, energy concerns, popular support, improved technology efficiencies and a reduction in capital costs, continue to bode well for the future of the Company,” states Aylesworth.  “These macro trends are the basis upon which the Company's business plan and objectives are built.”

Overview of Operations

The growth in Carmanah's operations, both organically and through acquisition, has resulted in business activities which include the design, manufacture and/or distribution of three technology groups: solar powered LED lighting, solar power systems and LED-illuminated signage.

Carmanah's Solar LED Lighting Group provides a variety of energy-efficient LED lighting products for marine, aviation, transit, roadway and industrial worksite applications.  The Company's Solar Power Systems Group offers a wide range of renewable energy system solutions for industrial, residential and recreational power applications.  The Company’s LED Sign Group designs and manufactures energy-efficient LED edge-lit signs for corporate identity, point-of-purchase and architectural applications.

Carmanah's headquarters and primary manufacturing and distribution facilities are located in Victoria, British Columbia, Canada.  The Company also operates additional manufacturing and distribution facilities in Calgary, Alberta, Canada, as well as regional distribution and sub-assembly facilities in Barrie, ON; Santa Cruz, CA; and London, England.

Carmanah currently has more than 250,000 installations in 110 countries.  Carmanah's customer list includes a wide range of government, commercial and private users worldwide, who are serviced directly by the Company or one of its regional authorized distributors and/or sales agents.

Results of Operations

Sales

Carmanah's total revenues for the three months ended September 30, 2006 were $17,510,103, representing a 44% increase over the same period in 2005 at $12,195,908.  Revenues for the nine months ended September 30, 2006 were $46,048,027, representing a 95% increase over the same period in 2005 at $23,587,957.

Solar LED Lighting Group

Revenues from the Solar LED Lighting Group were $8,583,825 in Q3 2006, representing an increase of 105% over Q3 2005 at $4,182,574.  The Solar LED Lighting Group had record bookings of $9,409,311 for the quarter.

Revenues from the Solar LED Lighting Group for the nine months ended September 30, 2006 were $19,681,737, representing an increase of 54% over the same period in 2005 at $12,768,020.  The Solar LED Lighting Group entered Q4 2006 with a sales order backlog of $3,948,413.

Solar Power Systems Group

Revenues from the Solar Power Systems Group amounted to $7,581,953 for the three months ended September 30, 2006 compared to $6,893,372 in 2005, representing an increase of 10% for the quarter.  Revenues for the nine months ended September 30, 2006 were $22,357,061.  This group was acquired in July 2005 and therefore had no year-to-date comparatives for the same period in 2005.  The Solar Power Systems Group entered Q4 2006 with a sales order backlog of $2,210,857.

LED Sign Group

Revenues from the LED Sign Group were $830,160 in sales for Q3 2006, compared to $1,119,962 for Q3 2005.  Revenues for the nine months ended September 30, 2006 were $3,076,858, compared to $3,926,565 for the same period in 2005.  A significant portion of revenues achieved by this group are through larger orders, and therefore quarter-over-quarter results may vary significantly.  The LED Sign Group entered Q4 2006 with a sales order backlog of $203,738.

A summary of revenues from each of Carmanah’s technology groups is as follows:

Sales Summary (CAD1,000’s)	Q1 2006	Q2 2006	Q3 2006	YTD 2006	Q1 2005	Q2 2005	Q3 2005	YTD 2005
Solar LED Lighting	$ 5,327	$ 5,771	$ 8,584	$ 19,682	$ 3,443	$ 5,142	$ 4,183	$12,768
Solar Power Systems	$ 6,227	$ 8,548	$ 7,582	$ 22,357	$ -	$ -	$ 6,893	$ 6,893
LED Sign Group	$ 890	$ 1,356	$ 830	$ 3,077	$ 1,406	$ 1,400	$ 1,120	$ 3,927
Other income	$ 250	$ 168	$ 514	$ 932
TOTAL	$12,694	$15,843	$17,510	$ 46,048	$ 4,849	$ 6,542	$12,196	$23,587

Cost of Sales and Gross Profit Margin

Carmanah's cost of sales for the Q3 2006 was $11,441,345 (65.3% of sales), resulting in a gross profit margin of 34.7%, compared with gross profit margin of 33.8% for Q2 2006.  For the nine months ended September 30, 2006, the Company’s gross profit margin was 34.3%, compared with 41.3% for the same period in 2005.  The shift in Carmanah's gross margin from 2005 to 2006 is primarily due to the contribution by the Company’s Solar Power Systems Group for the nine months ended September 30, 2006 ($22,357,061 at 24% gross margin).

Carmanah offers product solutions to a variety of market sectors at various gross profit margins.  The blended gross profit margin is significantly affected by the ratio of sales contributed by the various technological groups, by the product mix sold, as well as the related market sector.

Wages and Benefits

For the three months ended September 30, 2006, wage and benefit expenses were 15.6% as a percentage of revenue compared to 17.6% for Q3 2005 and 15.1% for Q2 2006.  Wage and benefit expenses for the nine months ended September 30, 2006 were 16.4%, compared to 18.6% for the same period in 2005.

Wage and benefit expenses for the three months ended September 30, 2006 increased 27% to $2,727,862, compared with $2,143,824 for Q3 2005.  For the nine months ended September 30, 2006, wage and benefit expenses increased 73% to $7,552,820, compared with $4,377,094 for the same period in 2005.  This increase is primarily due to the following:

•

$1,600K in additional 2006 wage expenses resulting from the acquisition of the Solar Power Systems Group in June 30, 2005.

•

$608K in additional commissions expense resulting from overall increased sales.

•

$145K in wage and stock-based compensation expense for severance of a senior manager.

•

$348K in additional stock-based compensation expense.

The Company also increased its sales, marketing, finance and administrative staff in support of overall growth.

Office and Administration

As a percentage of revenue, office and administration expenses for Q3 2006 were 6%, compared to 6% for Q3 2005 and 6% for Q2 2006.  Office and administration expenses for the nine months ended September 30, 2006 were also 6%, compared to 7% for the same period in 2005.

Office and administration expenses in Q3 2006 were $1,001,703, representing a 34% increase over Q3 2005 of $746,623.  Office and administration expenses for the nine months ended September 30, 2006 were $2,803,692, representing an increase of 70% over the same period in 2005 at $1,651,171.  This increase is primarily due to:

•

The acquisition of the Solar Power Systems Group in July 2005, which has no comparatives for the same periods in 2005, contributed to this increase with the additional costs of its four sub-assembly and warehouse operations (Victoria, BC, Calgary, AB, Barrie, ON, and Santa Cruz, CA).

•

The expansion into Carmanah’s new 28,000 square foot warehouse facility, as well as the associated increase in overall office, administration and information technology expenses.

•

Increased public company-related costs, including a one-time expense in Q1 2006 in the amount of $117,000 to transfer its listing from the TSX Venture Exchange to the TSX Toronto Stock Exchange, as well as an overall increase in regulatory fees and expenses paid under the new listing.

Sales and Marketing

As a percentage of revenue, sales and marketing expenses for Q3 2006 were 3%, compared to 4% for Q3 2005 and 4% for Q2 2006.  Sales and marketing expenses for the nine months ended September 30, 2006 were 4%, compared to 5% for the same period 2005.

Sales and marketing expenses for Q3 2006 were $542,538, representing a 27% increase over Q3 2005 of $425,805.  Sales and marketing expenses for the nine months ended September 30, 2006 were $1,700,356, representing a 41% increase over $1,201,908 for the same period in 2005.  The Company continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace and is expanding its sales and marketing efforts to include the Power Systems Group’s customers and verticals.

Research and Development

As a percentage of revenue, research and development expenses for Q3 2006 were 4%, compared to 1% for Q3 2005, and 3% for Q2 2006.  Research and development expenses for the nine months ended September 30, 2006 were 3%, compared to 4% for the same period 2005.

During Q3 2006, gross research and development expenses increased to $1,063,926 for the quarter, compared with $206,773 for Q3 2005.  This increase included contract development costs of $284,335 for development of the Company’s wireless control feature now available on its 700 Series solar LED lighting fixtures.  These contract development costs were expensed in the quarter, compared to a contract development recovery of $60,000 in the same quarter of the previous year.  For the nine months ended September 30, 2006, gross research and development expenses increased 136% to $2,496,255, compared with $1,056,785 for the same period in 2005.  The increase in gross research and development expenses is primarily due to continued investment in new product development, cost reduction initiatives and existing product enhancements across all of the Company’s technology groups.

During Q3 2006, a SR&ED investment tax credit in the amount of $410,165 was booked against total research and development expenses, resulting in net research and development expenses of $653,761.  For the nine months ended September 30, 2006, a SR&ED investment tax credit in the amount of $936,674 booked against year-to-date research and development expenses, resulting in net research and development expenses of $1,559,581.  In 2005, $103,000 in SR&D investment tax credit was recorded for the three months and nine months period ended September 30.

Income Tax

Income tax expense for Q3 2006 totaled $490,216.  This amount is comprised of current tax expense of $511,227 and future income tax recovery of $21,011.  The current tax expense relates to taxable income generated by Carmanah in the normal course of operations.  Current tax expense as a percentage of pre-tax earnings is high due to non-deductible expenses, primarily stock-based compensation along with other adjustments related to future tax estimates.

Earnings

Earnings before interest, taxes and amortization (EBITA) for Q3 2006 were $1,061,884, compared to $657,200 for Q3 2005.  For the nine months ended September 30, 2006, EBITA were $1,963,157, compared to $1,411,242 for the same period in 2005.

Non-GAAP measures - the Company uses certain non-GAAP measures to assist in assessing its financial performance.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  One such non-GAAP measure used for assessing financial performance is EBITA.  EBITA is calculated as net earnings before interest income, taxes and amortization.  A reconciliation of EBITA to net earnings is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Net earnings – as reported	$ 336,505	$ 222,470	$ 436,758	$ 873,109
Add back (deduct):
Interest Income	(41,913)	(29,127)	(160,803)	(115,037)
Income taxes	490,216	227,405	896,993	227,405
Amortization of equipment and leaseholds	214,351	192,730	599,542	359,922
Amortization of intangibles	62,725	43,722	190,667	65,843
EBITA	$ 1,061,884	$ 657,200	$ 1,963,157	$ 1,411,242

Net earnings for Q3 2006 were $336,505, compared with $222,470 for Q3 2005.  For the nine months ended September 30, 2006, net earnings were $436,758 compared with $873,109 for the same period in 2005.

Carmanah is focused on maintaining or increasing the gross margins across all of its technology groups, and continuing to reduce overall operating expenses as a percentage of sales.

Balance Sheet Highlights

Carmanah's cash, cash equivalents, and short-term investments at September 30, 2006 were $6,294,411, compared to $4,444,241 at June 30, 2006 and $11,662,214 at December 31, 2005.

Net cash usage from operations for the nine months ended September 30, 2006 was $4,676,522.  This is primarily due to:

•

$4,901,064 in increased inventory levels in support of increased sales forecasts, particularly in areas of solar panel supply.

•

$1,137,038 in prepayments to suppliers to secure solar panel product.

•

$3,374,151 in increased accounts receivables due to increased sales growth, particularly through the latter part of third quarter.

•

$2,433,744 increase in accounts payable and accrued liabilities due to increased sales growth and inventory purchases.

During the nine months ended September 30, 2006, Carmanah also invested $1,642,688 in leasehold improvements and equipment related to setup and completion of the Company’s new production and warehousing facility, as well as to improvements to its head office facility in anticipation of physically integrating Soltek and Carmanah sales and administration staff.  These projects were effectively completed by the end of Q2 2006.  These improvements have prepared Carmanah’s facilities for the anticipated growth over the next two years.  The Company anticipates no further significant facilities-related investments in the foreseeable future.

As per the December 2005 financing, management advised that funds raised would be primarily used for significant infrastructure improvements, as well as pro-active inventory investment related to potential supply-side challenges in the photovoltaics market.  With the availability of dollars to invest in inventory, management was able to negotiate supply contracts through to the end of 2007.  As a result, current inventory levels are being monitored and reduced where appropriate.

Net working capital as at September 30, 2006 was $27,568,076 with a current ratio of 4.4:1.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in renewable and energy-efficient technology solutions. The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mark Komonoski, Director Investor Relations Tel: +1 (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: David Davies Public Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah's Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian dollars)

September 30, 2006 and December 31, 2005

(Unaudited)

	September 30, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$5,064,411	$1,882,214
Short-term investments	1,230,000	9,780,000
Accounts receivable, net	12,049,421	8,675,270
Inventories	15,913,704	11,012,640
Prepaid expenses and deposits	1,486,212	705,073
	35,743,748	32,055,197
Equipment and leasehold improvements, net	3,139,400	2,096,254
Intangible assets, net	1,176,318	1,325,055
Goodwill	12,368,019	12,330,543
Future income taxes	1,073,000	985,500
	$53,500,485	$48,792,549

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$7,518,700	$5,268,246
Deferred revenue	473,681	-
Income taxes payable	183,291	434,636
Current portion of obligations under capital leases	-	19,990
	8,175,672	5,722,872
Obligations under capital leases	-	14,991
Obligation to former shareholders of SPS to be settled in shares	-	2,631,580
	8,175,672	8,369,443
Shareholders’ equity:
Share capital	42,718,189	38,772,138
Contributed surplus	1,811,288	1,292,390
Retained earnings	795,336	358,578
	45,324,813	40,423,106
	$53,500,485	$48,792,549

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in Canadian dollars)

For the three and nine months ended September 30, 2006 and 2005

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Sales	$17,510,103	$12,195,908	$46,048,027	$23,587,957
Cost of sales	11,441,345	8,023,990	30,247,216	13,850,674
	6,068,758	4,171,918	15,800,811	9,737,283
Operating expenses:
Wages and benefits	2,727,862	2,143,824	7,552,820	4,377,094
Office and administration	1,001,703	746,623	2,803,692	1,651,171
Sales and marketing	542,538	425,805	1,700,356	1,201,908
Research and development	1,063,926	206,773	2,496,255	1,056,785
Research and development ITC’s	(410,165)	(103,000)	(936,674)	(103,000)
Bank charges	81,010	94,693	221,205	142,083
Amortization of:
Equipment and leasehold improvements	214,351	192,730	599,542	359,922
Intangible assets	62,725	43,722	190,667	65,843
	5,283,950	3,751,170	14,627,863	8,751,806
Operating income	784,808	420,748	1,172,948	985,477
Other income:
Interest and other income	41,913	29,127	160,803	115,037
Earnings before income taxes	826,721	449,875	1,333,751	1,100,514
Income tax expense (recovery)
Current	511,227	7,888	1,012,646	305,888
Future	(21,011)	219,517	(115,653)	(78,483)
	490,216	227,405	896,993	227,405
Net earnings for the period	336,505	222,470	436,758	873,109
Retained earnings (deficit), beginning of period	458,831	328,255	358,578	(322,384)
Retained earnings, end of period	$795,336	$550,725	$795,336	$550,725
Earnings per share:
Basic	$0.008	$0.006	$0.011	$0.026
Diluted	0.008	0.006	0.010	0.025
Weighted average number of shares outstanding:
Basic	42,352,201	34,804,078	41,438,580	33,277,563
Diluted	42,903,071	36,400,154	42,227,066	34,873,639

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the three and nine months ended September 30, 2006 and 2005

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Cash provided by (used in):
Operations:
Net earnings for the period	$336,505	$222,470	$436,758	$873,109
Items not involving cash:
Amortization	277,076	236,452	790,209	425,765
Reclassification of previously recorded share
issuance costs	-	-	117,000	-
Stock-based compensation	272,200	126,298	678,752	285,652
Future income taxes (recovery)	(21,012)	(78,483)	(115,653)	(78,483)
Net changes in non-cash working capital	1,033,561	(2,291,613)	(6,583,588)	(2,925,753)
	1,898,330	(1,784,876)	(4,676,522)	(1,419,710)
Investing:
Short-term investments	-	3,400,000	8,550,000	2,900,000
Purchase of Soltek, net of cash acquired	-	(5,559,889)	-	(5,559,889)
Purchase of equipment and leasehold	(254,850)	(260,472)	(1,642,688)	(899,782)
improvements
Purchase of intangible assets	(20,057)	(2,537)	(41,930)	(37,454)
Other	-	-	(37,476)	-
	(274,907)	(2,422,898)	6,827,906	(3,597,125)
Financing:
Proceeds on share issuance	242,100	2,670,465	1,100,717	3,864,158
Share issuance costs	-	(25,768)	(34,923)	(56,000)
Bank loan	-	1,116,496	-	1,116,496
Repayment of long term debt	-	(4,067)	-	(4,067)
Principal payments of obligations under capital	(15,353)	(5,486)	(34,981)	(19,123)
leases
	226,747	3,751,640	1,030,813	4,901,464
Increase (decrease) in cash and cash equivalents	1,850,170	(456,134)	3,182,197	(115,371)
Cash and cash equivalents, beginning of period	3,214,241	1,242,174	1,882,214	901,411
Cash and cash equivalents, end of period	$5,064,411	$786,040	$5,064,411	$786,040
Supplemental cash flow information:
Cash during the period for:
Bank charges and interest paid	$40,954	$94,693	$104,845	$142,083
Income taxes paid	$-	$-	$352,315	$-
Non-cash investing and financing activities:
Issuance of shares to former shareholders of	$-	$-	$2,631,580	$-
SPS
Shares issued on purchase of Soltek	-	4,000,000	-	4,000,000